Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 19, 2020
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on May 14, 2020 regarding Post-Effective Amendment No. 266 to the Registration Statement on Form N-1A for the Direxion Work From Home ETF, (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on April 7, 2020. Your comments and the Trust’s responses are set forth below.
1) Please explain why the Fund’s name should not be deemed to indicate an investment in a particular type of security (i.e., a work from home security), subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”). Alternatively, please revise the Fund’s disclosure to indicate that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in work from home securities. Additionally, if the Fund will apply such an 80% test, please disclose the criteria the Fund will use to determine whether that a security is a work from home security. For example, the Fund could specify that at least 80% of its assets will be invested the securities of companies that derive 50% of their revenues or 50% of their profits from work-from-home activities.
The Registrant respectfully declines to revise the Fund’s disclosure to adopt a policy to invest at least 80% of its net assets in work from home securities under normal circumstances. The Fund already has a policy such that under normal circumstances, the Fund invests at least 80% of its net assets in the securities of the Solactive Remote Work Index (the “Index”). The constituents of the Index are 100% “work from home” securities as defined by the Index Provider and, therefore, by the Fund. Thus, the Fund effectively has the equivalent of the requested 80% policy.
2) The first sentence of the second paragraph of the “Principal Investment Strategies” section says that the Fund’s underlying index “is comprised of 40 U.S. listed securities and American Depository Receipts (“ADRs”) that have significant exposure to the companies that specialize in providing products that focus on the ability to work from home. . .” Please revise the disclosure to clarify how the underlying index measures “significant exposure.”
The Registrant has revised this disclosure to clarify how “significant exposure” is measured.
3) Because the Fund’s underlying index uses a natural language processing algorithm to select securities, consider including disclosure that indicates that the Fund’s underlying index is not based on traditional financial measures.
The Registrant has revised its disclosure to clarify as requested.
4) Please disclose how the Fund’s index is weighted (e.g., market capitalization, modified market capitalization, equal weighted, etc.).
The Registrant revised the disclosure to state that the Index is equal weighted.
5) In the “Principal Investment Risks” section, the Fund currently includes “Index Strategy Risk” disclosure. Consider revising this disclosure to include an explanation of the risk that the Fund’s underlying index’s methodology may result in the selection of a company that may not specialize in providing products that focus on the ability to work from home.
The Registrant has revised its disclosure to state that the Index’s methodology may result in the Index selecting companies that do not provide products or services that facilitate the ability to work from home.
6) Consider whether “High Portfolio Turnover Risk” is a principal risk of the Fund given that the Fund’s underlying index rebalances and is reconstituted semi-annually.
The Registrant confirms that “High Portfolio Turnover Risk” is not a principal risk of the Fund and has, therefore, removed this disclosure.
7) Please identify the broad-based securities market index that the Fund will include in its average annual total returns table. Please confirm that this broad-based securities market index will be different than the Fund’s underlying index, which is not widely recognized and used.
The Registrant confirms that, when the Fund has annual returns for at least one calendar year, it will include the S&P 500® Index as the Fund’s broad-based securities market index in the average annual total returns table.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC